U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[_]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

   Lushefski                          John                   E.
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   (Last)                            (First)              (Middle)
   Millennium Chemicals Inc.
   230 Half Mile Road
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                                    (Street)

   Red Bank                           NJ                   07701
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   (City)                            (State)                (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


   Millennium Chemicals Inc. (MCH)
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


   December 2001
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5.   If Amendment, Date of Original (Month/Year)



________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [_]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

    Senior Vice President and Chief Financial Officer
________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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


Common Stock $0.01 par value/share                                                               10,861         I         401(k)(1)
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Common Stock $0.01 par value/share                                                                6,212         I         401(k)
                                                                                                                          window(2)
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Common Stock $0.01 par value/share   12/31/01        D               4342        D      12.60    69,142         D        restricted
                                                                                                                        stock(3)(3A)
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Common Stock $0.01 par value/share                                                               66,669         D         (4)
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Common Stock $0.01 par value/share   12/19/01        A               21          A      12.6                    I         (5)
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Common Stock $0.01 par value/share   12/19/01        A               80          A      12.5                    I         (5)
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Common Stock $0.01 par value/share   12/19/01        A               56          A      12.6876                 I         (5)
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Common Stock $0.01 par value/share   12/19/01        A               16          A      12.663   16,265         I         (5)
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Common Stock $0.01 par value/share                                                                7,553         I         (6)SSIP
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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                           (Print or Type Responses)                      (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
                                                                               Common
Option              $16.87   5/18/01  A         34,000 A     5/18/02  5/17/11  Stock     34,000  -        34,000    D        (7)
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
Explanation of Responses:
1. Represents the value of the Reporting Person's Company Stock Fund Account in the Company's 401(k) plan as of December 31, 2001, expressed as share equivalents. As of such date, approximately 97.95% of the Company Stock Fund was invested in Company Common Stock, and the remainder was invested in cash.

2. Represents the number of shares of Company Common Stock in the Reporting Person's Individual Brokered Account within the Company's 401(k) plan as of December 31, 2001.

3. Represents shares of restricted stock granted to the Reporting Person on October 8, 1996 under the Issuer's Long Term Stock Incentive Plan as follows: (i) 12,599 shares which may vest over a five-year period, and
   (ii) 56,542 shares which may be earned for the five-year performance period ending December 31, 2001 subject to the achievement of performance goals, 50% of which may be distributed when earned and 50% of which may be distributed over a five-year period commencing on the date earned.

3A.On December 31, 2001, 4,342 shares of restricted stock vested under the Issuer's Long Term Stock Incentive Plan. On that date, the Company purchased all of these vested shares pursuant to Rule 16b-3(e).

4. Includes 221 shares held in the Reporting Person's Individual Retirement Account.

5. Represents shares allocated to the Reporting Person's account under the Company's Salary and Bonus Deferral Plan as a result of dividends paid on shares held in such Plan.

6. Represents amounts contributed to, and the total holdings in, the Reporting Person's Company Stock Fund Account in the Company's Supplemental Savings and Investment Plan as of December 31, 2001, expressed as share equivalents. Because the trustee and record keeper for this plan utilize unit accounting for the Company Stock Fund rather than share accounting, these amounts represent share equivalents allocated to the Reporting Person's account rather than shares of Common Stock.

7. Represents an option granted to the Reporting Person on May 18, 2001 under the Issuer's Long Term Stock Incentive Plan to purchase 34,000 shares of the Issuer's Common Stock at $16.87 per share.




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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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